                                                                     EXHIBIT 2.4
                                                CENTEX DEVELOPMENT COMPANY, L.P.


                      FORSTER RANCH DEVELOPMENT AGREEMENT




                                 BY AND BETWEEN





                              CITY OF SAN CLEMENTE


                                      AND


                       CENTEX DEVELOPMENT COMPANY, L. P.

                               TABLE OF CONTENTS

                                                                                                      PAGE
                                                                                                      ----
ARTICLE 1.        DEFINED TERMS   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             5
        1.01      Definitions   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             5
        1.02      Additional Defined Terms  . . . . . . . . . . . . . . . . . . . . . . . .             8

ARTICLE 2.        DEVELOPMENT OF THE PROPERTY   . . . . . . . . . . . . . . . . . . . . . .             9
        2.01      Development of the Property   . . . . . . . . . . . . . . . . . . . . . .             9
                  2.01.1    CDC's Right to Develop  . . . . . . . . . . . . . . . . . . . .             9
                  2.01.2    Police Power  . . . . . . . . . . . . . . . . . . . . . . . . .             9
                  2.01.3    State and Federal Laws  . . . . . . . . . . . . . . . . . . . .            10
        2.02      Permitted Uses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            10
        2.03      Density and Intensity of Use  . . . . . . . . . . . . . . . . . . . . . .            11
        2.04      Zoning  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            11
        2.05      Revised Tentative Map 12895 . . . . . . . . . . . . . . . . . . . . . . .            11
                  2.05.1    Applicable Law  . . . . . . . . . . . . . . . . . . . . . . . .            11
                  2.05.2    Development Allocations . . . . . . . . . . . . . . . . . . . .            14
        2.06      Measure B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            14
                  2.06.1    Stipulated Judgment . . . . . . . . . . . . . . . . . . . . . .            14
                  2.06.2    Changes to Measure B  . . . . . . . . . . . . . . . . . . . . .            16

ARTICLE 3.        OBLIGATIONS OF CDC .  . . . . . . . . . . . . . . . . . . . . . . . . . .            16
        3.01      General   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            16
        3.02      Storm Drain   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            16
                  3.02.1   Construction and Maintenance . . . . . . . . . . . . . . . . . .            16
                  3.02.2   Plans and Specifications . . . . . . . . . . . . . . . . . . . .            20
                  3.02.3   Construction . . . . . . . . . . . . . . . . . . . . . . . . . .            21
                  3.02.4   Funding  . . . . . . . . . . . . . . . . . . . . . . . . . . . .            22
                           (a)   Letters of credit  . . . . . . . . . . . . . . . . . . . .            22
                           (b)   Construction funding . . . . . . . . . . . . . . . . . . .            25
                  3.02.5   Waiver of Fees . . . . . . . . . . . . . . . . . . . . . . . . .            29
                  3.02.6   Master Plan Facilities
                           Reimbursement Agreement  . . . . . . . . . . . . . . . . . . . .            29
        3.03      Traffic Improvements  . . . . . . . . . . . . . . . . . . . . . . . . . .            29
        3.04      Affordable Housing  . . . . . . . . . . . . . . . . . . . . . . . . . . .            30
        3.05      Park Improvements . . . . . . . . . . . . . . . . . . . . . . . . . . . .            30
                  (i)      Baseball Park and Phase 1 Park
                           Improvements . . . . . . . . . . . . . . . . . . . . . . . . . .            34
                  (ii)     Subsequent Phases of Improvements  . . . . . . . . . . . . . . .            36
                  (iii)    Prepayment . . . . . . . . . . . . . . . . . . . . . . . . . . .            38
        3.06      Development Fees and Taxes  . . . . . . . . . . . . . . . . . . . . . . .            38
                  3.06.1   Planned Drainage Facilities Fee  . . . . . . . . . . . . . . . .            38
                  3.06.2   Sanitary Sewer Connection Fees . . . . . . . . . . . . . . . . .            39
                  3.06.3   Park Fees  . . . . . . . . . . . . . . . . . . . . . . . . . . .            40
                  3.06.4   Other Fees, Charges, and Taxes . . . . . . . . . . . . . . . . .            40
        3.07      Reservoir . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            41
        3.08      Option to City to Acquire Civic
                  Center Site . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            41
                  3.08.1   Determination of Boundaries  . . . . . . . . . . . . . . . . . .            41
                  3.08.2   Option Fee and Purchase Price  . . . . . . . . . . . . . . . . .            42
                  3.08.3   Option Period  . . . . . . . . . . . . . . . . . . . . . . . . .            42

                  3.08.4   Manner of Exercise of Option . . . . . . . . . . . . . . . . . .            43
                  3.08.5   Condition of Title . . . . . . . . . . . . . . . . . . . . . . .            44
                  3.08.6   Escrow Fees and Closing Costs . . . . . . . . . . . . . . . . . .           45
                  3.08.7   Right of Entry . . . . . . . . . . . . . . . . . . . . . . . . .            45
                  3.08.8   Physical Condition of the
                           Civic Center Site  . . . . . . . . . . . . . . . . . . . . . . .            46
                  3.08.9   Close of Escrow  . . . . . . . . . . . . . . . . . . . . . . . .            48
                  3.08.10  Wastewater Treatment Capacity  . . . . . . . . . . . . . . . . .            48

ARTICLE 4.        IMPLEMENTATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            49

        4.01      Processing and Approvals  . . . . . . . . . . . . . . . . . . . . . . . .            49
        4.02      Conditions of Approval Regarding
                  Specific Plan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            51
        4.03      Tentative Map Extensions  . . . . . . . . . . . . . . . . . . . . . . . .            51
        4.04      Other Governmental Permits  . . . . . . . . . . . . . . . . . . . . . . .            51

ARTICLE 5.        AMENDMENT OF AGREEMENT  . . . . . . . . . . . . . . . . . . . . . . . . .            52

ARTICLE 6.        ANNUAL REVIEW; DEFAULT; TERMINATION . . . . . . . . . . . . . . . . . . .            52
        6.01      Annual Review . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            52
        6.02      Default . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            53
                  6.02.1   Default  . . . . . . . . . . . . . . . . . . . . . . . . . . . .            53
                  6.02.2   Force Majeure  . . . . . . . . . . . . . . . . . . . . . . . . .            54
                  6.02.3   No Obligation to Develop . . . . . . . . . . . . . . . . . . . .            54
                  6.02.4   Remedies . . . . . . . . . . . . . . . . . . . . . . . . . . . .            55
        6.03      Termination . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            55

ARTICLE 7.        MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            56
        7.01      Term  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            56
        7.02      Settlement/Development Agreement  . . . . . . . . . . . . . . . . . . . .            56
        7.03      Transfer of Property  . . . . . . . . . . . . . . . . . . . . . . . . . .            56
        7.04      Mortgagee Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . .            57
                  7.04.1   Definition of Mortgagee  . . . . . . . . . . . . . . . . . . . .            57
                  7.04.2   Default Rights . . . . . . . . . . . . . . . . . . . . . . . . .            58
        7.05      Cascadita Landslide . . . . . . . . . . . . . . . . . . . . . . . . . . .            59
        7.06      Notice    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            59
        7.07      Parties In Interest . . . . . . . . . . . . . . . . . . . . . . . . . . .            60
        7.08      No Partnership  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            60
        7.09      Cooperation in the Event of Legal
                  Challenge.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            60
        7.10      Entire Agreement; Recordation . . . . . . . . . . . . . . . . . . . . . .            62
        7.11      Severability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            62
        7.12      Successors and Assigns; Survival of
                  Representations, Warranties, and
                  Indemnity Obligations . . . . . . . . . . . . . . . . . . . . . . . . . .            63
        7.13      Applicable Law  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            63
        7.14      Attorney's Fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            63
        7.15      Estoppel Certificates . . . . . . . . . . . . . . . . . . . . . . . . . .            64
        7.16      Reasonableness  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            64

      EXHIBITS
      --------
         A              Map of the Forster Ranch
         B              Legal Description of the Golf Course
         C              Land Use Parameters
         D              Legal Description of the Property
         D-1            Map of the Property
         E              Storm Drain Concept Plan
         F              Stipulation for Judgment
         G              Draft Forster Ranch Park Site Master Plan
         H              Description of Portion of Site Within Which
                        Civic Center Site Can Be Located

                      FORSTER RANCH DEVELOPMENT AGREEMENT

         THIS DEVELOPMENT AGREEMENT is entered into as of March 31, 1989, by and between the CITY OF SAN CLEMENTE, a municipal corporation ("City"), and CENTEX DEVELOPMENT COMPANY, L.P., a Delaware limited partnership ("CDC").

                                R E C I T A L S:

         A. To strengthen the public planning process, encourage private participation in comprehensive planning and reduce the economic risk of development, the Legislature of the State of California adopted the Development Agreement Statute. The Development Agreement Statute authorizes City to enter into an agreement with any individual or entity having a legal or equitable interest in real property in order to establish development rights for such property.

         B. Pursuant to an Option Agreement dated as of November 3, 1988, CDC has acquired the right to purchase the "Property" (defined below) from "Estrella" (defined below). The Property is part of a larger parcel of land known as the "Forster Ranch" (defined below).

         C. In the late 1970's, disputes arose between Estrella and City regarding the intensity and timing of Forster Ranch development, and the nature and extent of the fees, dedications, improvements, and other conditions required or imposed by City with respect to such development. With reference to these disputes, Estrella filed three separate lawsuits against City and various officials and employees of city. The parties settled these lawsuits, with minor exceptions, pursuant to the "Settlement/Development Agreement" (defined below).

         D. The Settlement/Development Agreement permits construction of a total of 3,359 residential dwelling units on the Forster Ranch, establishes prescribed time periods for City action on certain development approval applications, proscribes certain city actions, subject to other terms and conditions of the Settlement/Development Agreement, which actions would render development of the Property "infeasible," and imposes other restrictions on City's exercise of its discretionary authority with respect to development of the Forster Ranch. The Settlement/Development Agreement also sets forth Estrella's obligations with respect to annexation fees, drainage fees and facilities, sewer connection fees, parkland dedication and in-lieu fees, certain street improvements, provision of affordable housing, and other matters pertaining to the development of the Forster Ranch.

         E. On October 1, 1986, the City Council of the City of San Clemente adopted its Resolution No. 86-101 amending Specific Plans 80-3 and 80-7 for the "Development Area"

(defined below) and approving Specific Plan 83-1 for the "Planning Area" (defined below) (collectively, the "Forster Ranch Specific Plan"). An environmental impact report for the Forster Ranch Specific Plan (EIR No. 84-01) was prepared in accordance with the provisions of the California Environmental Quality Act ("CEQA") and certified by City as adequate and complete pursuant to Resolution No. 86-99 on October 1, 1986.

         F. On April 20, 1988, the City Council adopted its Resolution No. 88-28 approving Tentative Tract Map 12895 and Site Plan Review 87-17, which provide for the subdivision of approximately 99 acres of the Property into 397 lots (including 389 single-family residential lots) and development thereof, subject to the conditions set forth in such resolution.

         G. Estrella has filed two lawsuits against City which are now pending and are described as follows:

                 Estrella Properties, Ltd. v. City of San Clemente, Orange County Superior Court Case No. 49-04-07.

                 Estrella Properties, Ltd. v. City of San Clemente, et al., "United States District Court Case No. CV 86-3345 IH(Kx).

         In these lawsuits, Estrella seeks a ruling that "Measure B" (defined below) is either null and void or is not applicable to the Forster Ranch because the Settlement Development Agreement precedes the adoption of Measure
B. CDC has represented to City that Estrella has agreed to assign all of its interests in these lawsuits to CDC as of the "Closing Date" (defined below).

         H. CDC has further represented to City that Estrella has agreed to assign to CDC at the Closing Date all of Estrella's right, title, and interest under those certain agreements relating to the Property to which Estrella and City are parties which are referenced in Article 9 of the November 3, 1988, Option Agreement between Estrella and CDC, including without limitation the Settlement/Development Agreement and the Agreement For Construction Of Wastewater Treatment Facilities dated on or about October 3, 1984.

         I. City and CDC desire to enter into this Agreement to supersede those provisions of the Settlement/Development Agreement which have been executed or which are no longer needed, to provide CDC with certain assurances with respect to its future development rights concerning the Property, to provide for the development of park and storm drain improvements, to provide City with an option to acquire a portion of the Property for use as a future civic center site, and otherwise to enhance the public health, safety, and welfare of the residents of the City of San Clemente and foster certainty and efficiency in the planning of future development of the Property.

         NOW, THEREFORE, the parties agree as follows:

                                   ARTICLE 1

                                 DEFINED TERMS

         1.01 Definitions. The following terms used in this Agreement, unless the context otherwise requires, shall have the meanings set forth in this Section 1.01:

         "Affordable Housing" shall mean equal numbers of Low, Moderate I, and Moderate II units as defined in the Housing Element of the General Plan of the City.

         "CDC" shall mean Centex Development Company, L.P., a Delaware limited partnership, whose sole general partner is 3333 Development Corporation, a Nevada corporation, and any successors and assigns to the rights or obligations of Centex Development Company, L.P., under this Agreement, as provided herein.

         "Closing Date" shall mean the date on which the grant deed or deeds is/are recorded conveying the Property from Estrella to CDC.

         "Development Agreement Statute" shall mean Article 2.5 (commencing with
Section 65864) of Chapter 4 of Division 1 of Title 7 of the California Government Code, as the same may be amended from time to time.

         "District" shall mean the Orange County Flood Control District.

         "Effective Date" shall mean the thirtieth day after the City Council adopts an ordinance approving this Agreement.

         "Estrella" shall mean Estrella Properties, Ltd., a California limited partnership, and any successors and assigns (other than CDC and successors and assigns of CDC) to the rights of Estrella Properties, Ltd., under the Settlement/Development Agreement or with respect to the Property.

         "Forster Ranch" shall mean the approximately 1,774-acre area of the City more particularly depicted in the "Map of the Forster Ranch" attached hereto as Exhibit A. The Forster Ranch consists of the "Development Area" and the "Planning Area," as shown in the Specific Plan described below.

         "Golf Course" shall mean the Shorecliffs Golf Course located in the City. A legal description of the Golf Course is attached hereto as Exhibit B.

         "Land Use Parameters" shall mean the development parameters governing development of the Property as described in Exhibit C to this Agreement.

         "Litigation" shall mean the two lawsuits described in Recital G above.

         "Measure B" shall mean that certain growth control initiative adopted by City voters in 1986 and adopted by the City Council on March 5, 1986, as Ordinance No. 922, as amended by Ordinance No. 931 adopted on September 17, 1986, by Ordinance No. 953 adopted on December 17, 1987, by Ordinance No. 991 adopted on February 1, 1989, and as may be further amended from time to time by the City Council pursuant to Section 10 of Ordinance No. 922, provided that such amendment is not inconsistent with any of the express provisions contained in this Agreement.

         "Property" shall mean the real property in the City consisting of an approximately 1,077.2 acre portion of the Forster Ranch, as more particularly described in the legal description attached hereto as Exhibit D. The Property includes the so-called "Planning Area" (1,031 acres, more or less), Lot 25 in Tract 11781, Lot 26 in Tract 11781, and 14 acres, more or less, in Lot 35 of Tract 10417, which are depicted on the "Map of the Property" attached hereto as Exhibit D-1.

         "RCFPP" shall mean the Regional Circulation, Financing and Phasing Program of the City which is being processed by City as of the Effective Date of this Agreement, as the same may be amended from time to time, provided that the RCFPP, including any amendments thereto, shall not be applied to the Property to the extent it is not consistent with the express provisions contained in this Agreement.

         "Settlement/Development Agreement" shall mean that certain Settlement/Development Agreement by and between Estrella and City dated August 5, 1981, as amended by that certain First Amendment to Settlement/Development Agreement dated December 14, 1983, and that certain Second Amendment to Settlement/Development Agreement by and among Estrella, City, and Shorecliffs which was approved by the City on July 20, 1988.

         "Shorecliffs" shall mean Shorecliffs Golf Course, Inc., a California corporation, and any successor and assign to the right, title, and interest of Shorecliffs Golf Course, Inc., in and to the Golf Course or any portion thereof, excepting only the owner of the Storm Drain and the owner of any easement, license, right-of-way, or similar property interest relating to use of the Golf Course for flood control and storm drain purposes.

         "Specific Plan" shall mean the Forster Ranch Specific Plan prepared by Tierra Planning & Design, Inc., dated October 1985 and approved by City on October 1, 1986, including all conditions of approval (and any mitigation measures required pursuant to such conditions).

         "Revised Tentative Map 12895" shall mean that certain tentative map revising Tentative Tract Map 12895, an application for which was filed with the City on or about January 17, 1989, as the same may be approved by the Council of City after City's approval of this Agreement, including all conditions of approval (and any mitigaticn measures required pursuant to such conditions).

         1.02 Additional Defined Terms. To the extent capitalized terms are not defined in Section 1.01, such terms shall have the meaning otherwise ascribed to them in Agreement.

                                   ARTICLE 2

                          DEVELOPMENT OF THE PROPERTY

                 2.01 Development of the Property.

                 2.01.1 CDC's Right to Develop. During the term of this Agreement, CDC shall have the vested right to develop the Property in accordance with and subject to the terms and conditions set forth or referenced in this Agreement.

                 2.01.2 Police Power. Except as otherwise expressly provided herein, the City shall have the right to exercise its lawful police power authority to regulate development of the Property, including without limitation the adoption or application to the Property of laws, rules, regulations, and policies in effect at the Effective Date and laws, rules, regulations, and policies adopted or approved after the Effective Date. Without CDC's prior written consent, no City ordinance, resolution, or other rule, regulation, or policy adopted after the Effective Date, whether by action of the City Council, by initiative, or otherwise, shall apply to the Property if and to the extent that the same is inconsistent with any of the express provisions of this Agreement. Nothing contained herein is intended to prevent the City from applying to the Property any subsequently adopted City ordinances, resolutions, or other rules, regulations, or policies which are not inconsistent with the express provisions of this Agreement

(including without limitation Sections 2.01.3 and 2.05 below).

                 2.01.3 State and Federal Laws. By entering into this Agreement, CDC does not waive the benefit or protection of any rights it may have under applicable state or federal laws or regulations that may apply to the development of the Property from time to time, including without limitation any laws applying the laws in effect at a given time in processing land use applications such as Government Code Sections 66474.2 and 66498.1 through 66498.9, except to the extent that applying such laws and regulations to the Property would be inconsistent with any of the express provisions of this Agreement. In the event that state or federal laws or regulations, enacted after the Effective Date, prevent or preclude compliance with one or more provisions of this Agreement, such provisions of this Agreement shall be modified or suspended as may be necessary to comply with such state or federal laws or regulations.

          2.02 Permitted Uses. The permitted uses of tne Property, the density or intensity of use, the maximum height and size of proposed buildings, and provisions for reservation or dedication of land for public purposes shall be as set forth in this Agreement, including without limitation the Land Use Parameters. It is specifically understood that the City reserves the right after the Effective Date to amend the Specific Plan and other City laws, rules, regulations, and policies applicable to the Property under procedures provided by law and such amendment or amendments shall be binding on the Property except to the extent that the same conflict with the express provisions of this Agreement.

          2.03 Density and Intensity of Use. The maximum permitted density and intensity of residential development on the Property will be 1,762 market rate residential units and a number of multi-family Affordable Housing units equal to 174 plus 15% of all market rate residential units constructed on the Property. The City shall not reduce this maximum permitted density without CDC's prior written consent, which CDC may grant or withhold in its sole discretion. In addition, City shall permit commercial, industrial, and/or mixed use development on a minimum of 57 gross acres contained in the Planning Area and commercial development of Lot 25 in Tract 11781.

          2.04 Zoning. The zoning of the Property throughout the term of this Agreement shall be kept consistent with the permitted uses of the Property as set forth or referenced in Sections 2.02 and 2.03, including such changes to such permitted uses as are allowed in accordance with this Agreement.

          2.05 Revised Tentative Map 12395.

                 2.05.1 Applicable Law. The City laws, rules, regulations, and official policies governing design, improvement, development, and construction on the land described in Revised Tentative Map 12895, and all on-site and off-site improvements and appurtenances constructed in connection therewith, shall be those City laws, rules, regulations, and official policies in force on the Effective Date of this Agreement, except as follows:



                          (i)     Section 2.01.3 shall prevail over this
                                  Section 2.05 to the extent of any
                                  inconsistency.

                          (ii) CDC shall comply with the most recently adopted provisions of the Uniform Building, Plumbing, Mechanical, Electrical, Fire, and other uniform codes (including any generally
                                 applicable     local amendments thereto) in
                                 effect at the time development actually takes place.

                          (iii) The City reserves the right to require CDC to comply with all conditions previously imposed on the original tentative tract map for Tract 12895 and accompanying site plan which are applicable to the revised project; provided, however, that CDC reserves the right to argue that Condition 43, which relates to Estrella's performance of certain obligations on the Forster Ranch off of the Property being acquired by CDC, should not be applied to CDC.

                          (iv) To the extent that CDC revises the project from what already has been reviewed and approved by City, City reserves the right to impose additional or modified conditions or requirements to the extent reasonably related to such revisions.

                          (v)    CDC shall be required to pay all city
                                 development and building fees, charges,
                                 assessments, and taxes in existence on the Effective Date at the rates in effect at the time such fees, charges, assessments, and taxes become due, including any increases adopted or imposed after the Effective Date.

                          (vi) CDC shall be required to pay City's applicable RCFPP fee and beach parking fee for Tract 12895 at the rate in effect at the time such fees become due, notwithstanding that such fees are not in existence as of the Effective Date, but otherwise CDC shall not be obligated to pay any new City fee, charge, assessment or tax which is not in effect as of the

             Effective Date as a condition to CDC's right to develop or build Tract 12895.


                 2.05.2 Development Allocations. The 155 development allocations issued by the City for residential construction on the tentative map for Tract 12895 approved by the City on April 20, 1988, shall not be reallocated to another developer or otherwise revoked or withdrawn from CDC prior to June 1, 1991, due to any failure of CDC to commence construction before that date.

   2.06 Measure B.

                 2.06.1 Stipulated Judgment. CDC and City agree to enter into a stipulation for Judgment with respect to Orange County Superior Court Case
No. 49-04-07 in substantially the form set forth in Exhibit F to this Agreement. Within thirty (30) days following the Closing Date, CDC and City shall present the stipulation to the Court for execution and entry of judgment. In the event the Court requires modifications to the stipulation, the parties agree to cooperate in effectuating such modification provided the same do not materially impair the rights of either party hereunder.
Within fifteen (15) days after judqment is entered in Case No. 49-04-07, CDC shall dismiss with prejudice United States District Court Case No.
CV 86-3345 IH (Kx). CDC and City agree to bear their respective costs and attorney's fees with respect to the Litigation. Notwithstanding the stipulated judgment and dismissal referenced herein, in the event Measure B is repealed (by action of the City's voters) or a final, nonappealable judgment is entered by a court of competent jurisdiction (as a result of litigation pursued by a third party) declaring that Measure B is invalid or enjoining its enforcement, Measure B shall not apply to the Property. If for any reason any court determines that the Settlement/ Development Agreement precludes application of Measure
B to development of the Property prior to the entry of Judgment in Orange County Superior Court Case No. 49-04-07 or United States District Court
Case No. CV 86-3345 IH (Kx), CDC shall waive the benefit of such ruling.

         CDC agrees that from and after the Effective Date, and except as specifically set forth in the preceding paragraph, it will not participate in, finance, or otherwise promote any litigation which seeks a judicial determination that Measure B is invalid, either on its face or as applied to all or any portion of the Property, or which seeks tc enjoin the enforcement of Measure B.

         During the term of this Agreement, and without limiting or restricting CDC's rights under Section 2.01 above, City agrees that no amendment to Measure B and no new City ordinance, resolution, rule, regulation, or official policy shall apply to the Property if and to the extent that the same either (i) reduces the number of residential building permits that City can approve or issue in any year below the number now authorized by Measure B (i.e., 500, as the same may be adjusted in accordance with Section 4.B of Measure B), or (ii) further reduces or restricts the exemptions set forth in Section 2 of Measure B.

         In any case, if within two years from the Effective Date Measure B is repealed or declared invalid through the issuance of a final, nonappealable Judgment entered by a court of competent jurisdiction, the term of this Agreement shall then change from fifteen years to ten years.

         2.06.2 Changes to Measure B. If any change is made to Measure B on or after the Effective Date, other than a change allowed under the above definition of Measure B, such change will not be binding upon the Property without the prior written consent of CDC.

                                   ARTICLE 3

                               OBLIGATIONS OF CDC

         3.01 General. CDC shall construct the public improvements, dedicate the property, and pay the fees set forth in this Article 3.

   3.02 Storm Drain.

                 3.02.1 Construction and Maintenance. CDC shall construct a reinforced concrete enclosed box culvert storm drain (the "Storm Drain") from the downstream side of Calle Nuevo across the Golf Course to the site of the proposed District inlet facility, all as shown on the concept plan attached hereto as Exhibit E. The Storm Drain shall be designed to meet all standards and criteria of the District for accepting the dedication of the completed facility for full ownership and maintenance purposes.

         CDC has represented to City that Estrella has agreed to cause Shorecliffs to enter into an agreement with CDC prior to the Closing Date which agreement will provide, inter alia, that: (i) Shorecliffs will give a nonexclusive easement to CDC for the construction, maintenance, and repair of the Storm Drain on, under, and across the Golf Course; (ii) after CDC's completion of construction of the Storm Drain, Shorecliffs shall restore or landscape the portion of the Golf Course through which the Storm Drain has been constructed; (iii) Shorecliffs shall maintain the Storm Drain until dedication of the Storm Drain is accepted by the District or City; and (iv) Shorecliffs, at its sole expense, shall maintain the Golf Course in a reasonable manner and condition and keep the Golf Course open for public play, both for two years after the date that the Storm Drain has been completed, as provided herein.

         In addition, at or prior to the Closing Date, CDC shall exercise best efforts to cause Shorecliffs to agree (i) that the easement granted to CDC pursuant to clause (i) of the preceding sentence shall include all temporary and permanent easements which may reasonably be required by the District (in accordance with the District's standard forms) for acceptance of the Storm Drain for full ownership and maintenance purposes, that CDC may assign said easements to District, and that CDC may assign said easements to City in the event that the District fails or refuses for any reason to accept said assignment; (ii) to grant the necessary easements or rights-of-way (in accordance with the District's standard forms) to permit the use of portions of the Golf Course as a retention basin or basins in the event of storm water runoff in the Prima Deshecha Drainage Basin exceeding the carrying capacity of the Storm Drain, all without any charge to or liability of the District or City, as the case may be; (iii) if the District does not accept Shorecliffs' offer of dedication of the Storm Drain within ninety (90) days following the satisfactory completion of construction thereof, City shall have the right, but not the obligation, at any time thereafter to accept the same for full ownership and maintenance purposes, provided the following conditions are satisfied:

                 a. The Storm Drain has been completed in accord with the plans and specifications described in Section 3.02.2 below;

                 b. CDC agrees to indemnify, defend, and hold City harmless from all claims arising from defective design or construction by CDC of the Storm Drain other than defects caused by

                          City-imposed changes to the plans and specifications; and

                 c. CDC assigns to City its rights under any agreement it may have with the District relative to the District's obligation to accept the Storm Drain; and

(iv) to make City a third party beneficiary with the right to enforce all of Shorecliffs' obligations referenced in this Section 3.02.1, including the right, if Shorecliffs fails to maintain the Storm Drain prior to the District's or City's acceptance of Shorecliffs' offer of dedication, to declare the Golf Course property a public nuisance, to enter onto the Golf Course to perform the maintenance necessary to abate the nuisance, and to recover the costs of such maintenance in the same manner permitted for recovery of the costs of abating nuisances, including filing and enforcing a lien against the Golf Course, and with City's rights to be memorialized in a document recorded against the Golf Course and running with the land in favor of City, in a form reasonably acceptable to the City Attorney.

                 Notwithstanding any other provision of this Agreement to the contrary, all of City's obligations under this Agreement shall be conditioned and contingent upon CDC's obtaining such agreement from Shorecliffs. If CDC fails to timely obtain such agreement, City shall have the right to terminate this Agreement upon thirty (30) days' written notice to CDC; provided, however, that if City notifies CDC of its intent to terminate this Agreement and CDC obtains Shorecliffs' agreement to such matters, this Agreement shall continue in force and effect. In the event this Agreement is terminated pursuant to this Section 3.02.1, neither party shall have any rights or obligations hereunder.

                 3.02.2 Plans and Specifications. CDC shall prepare and submit to City and the District plans and specifications for all portions of the Storm Drain within ninety (90) working days after CDC receives from the District all criteria it needs to prepare such plans and specifications. CDC will use due diligence to obtain such criteria from the District on or before March 31, 1989. CDC shall cooperate with both City staff and the District and their consultants to provide full information regarding the design and construction of the Storm Drain, and shall exercise reasonable diligence in processing the plans and specifications. City shall cooperate and consult with CDC regarding the processing and approval of the plans and specifications, subject to its rights to independently evaluate engineering design and feasibility.

                 City shall review and comment upon the proposed plans and specifications and return the same to CDC. Thereafter, CDC shall revise the plans and specifications to conform to the reasonable requirements of City and the District and then resubmit the plans and specifications to

City and the District within thirty (30) days of receipt of comments from each agency. If CDC makes any material change in the plans and specifications after final approval by City or the District, CDC will resubmit the amended plans and specifications in the same manner as outlined above.

                 City shall review all submissions and resubmissions of the plans and specifications in an expedited manner, and its approval of the same will not be unreasonably withheld or delayed.

                 To the extent required by law, CDC shall also submit the necessary applications for permits to construct the Storm Drain to the United States Army Corps of Engineers, the California Department of Fish & Game, the California Coastal Commission, and any other governmental agencies with jurisdiction over the project. Such applications shall be filed as soon as practicable after the Closing Date. CDC shall use due diligence in processing such permit applications. City shall provide reasonable assistance to CDC in obtaining such permit approvals, provided CDC shall advance or promptly reimburse City for any out-of-pocket costs (excluding staff time) City incurs in providing such assistance.

                 3.02.3 Construction. CDC shall commence construction of the Storm Drain as soon as weather permits after the plans and specifications are approved and all required governmental permits are issued, and thereafter CDC shall diligently prosecute such construction to completion. The phrase "as weather permits" means that construction shall commence within thirty (30) days after the plans and specifications are approved and all required governmental permits are issued, provided that CDC shall not be required to commence construction earlier than April 1 nor later than July 1, and if construction cannot be commenced prior to July 1, the commencement date shall be no later than the following April 1. CDC shall complete construction of the Storm Drain within six (6) months following commencement, subject to Section 6.02.2 herein. CDC shall construct the Storm Drain in a manner that minimizes interference with the on-going operation of the Golf Course to the extent reasonably practicable.

                 3.02.4 Funding. Except as provided below, CDC shall have the sole obligation to fund the planning, design, engineering, construction, supervision, inspection, and all other costs associated with the design and construction of the Storm Drain.

                          (a) Letters of credit. As security for its obligation
to plan, design, engineer, construct, supervise, and inspect the Storm Drain, CDC, no later than the Closing Date, shall deliver to City an irrevocable direct-pay letter of credit in favor of City, in a form acceptable to the City Attorney, and drawn on a financial institution acceptable to City, in the amount of $1,500,000. Upon receipt of such letter of credit, City shall return to Estrella its $1,500,000 letter of credit which was submitted to City pursuant to Section 3.c.(i) of the Second Amendment to the Settlement/Development Agreement. Further, prior to CDC obtaining any building permit regarding the Property, it shall post a new irrevocable direct-pay letter of credit ("Box Culvert Letter of Credit") in favor of City, in a form acceptable to the City Attorney, and issued by a financial institution acceptable to City, in an amount equal to the difference between the "City Funds" (defined below) and the estimated cost of the box culvert as reasonably determined by an engineering firm engaged by CDC and approved by City ("Estimated Cost").

                          Upon delivery to City of the Box Culvert Letter of
Credit, City shall immediately return to CDC its $1,500,000 letter of credit.

                          The $1,500,000 Letter of Credit and the Box Culvert
Letter of Credit shall provide for direct payment to the City upon the receipt by the issuing bank of a written statement from the City Manager or designee that CDC has defaulted under this Agreement by failing to timely commence, proceed with, or complete construction of the Storm Drain pursuant to this Agreement and that the amount of the City's demand on the letter of credit has been determined by the City to be the amount necessary to complete the work. City will deliver to CDC a copy of any such written notice to the issuing bank five working days prior to presenting such notice to the issuing bank. Upon written request by CDC to City (not more frequently than monthly) accompanied by such documentation as may be reasonably required by the City Engineer which proves that portions of the Storm Drain construction work have been satisfactorily completed and subcontractors have been paid therefor, City shall permit a reduction of the Box Culvert Letter of Credit or, at CDC's option, the substitution of a smaller letter of credit (otherwise in the same form), provided that the remaining balance secured by the reduced or substituted letter of credit shall be not less than 125% of the then-estimated cost to complete the project less the then-unexpended balance of the "City Funds" referenced in paragraph (b) below. In the event the funds obtained by City from either letter of credit (less the amount of the City Funds) are insufficient to enable City to complete construction of the Storm Drain project as provided herein, as reasonably determined by City, CDC shall pay the additional amount required by City for such purpose within ten (10) days after City provides written notice to CDC with documentation itemizing the need for the additional funds. Within five (5) days after construction is completed and accepted and the period for filing any lien claims with respect to the Storm Drain construction has expired (or, if any claims are filed, within five (5) days after CDC posts a bond with the District or City, as applicable, in an amount sufficient to satisfy such claims), city shall promptly refund to CDC any funds advanced or paid by CDC for the storm Drain which are not needed for this purpose and/or release or return the letter of credit to the extent that there is any balance thereon.

                          (b) Construction funding. Simultaneously with the
delivery of the Box Culvert Letter of Credit by CDC to City, City shall contribute to the cost of constructing the Storm Drain by depositing into a mutually agreeable escrow account the sum of $887,830.34 (the amount previously collected by the City from storm drain fees and deposited into the Master Plan Drainage Account for the Prima Deshecha Canada, including interest thereon through July 1, 1987, which amount was previously committed to the Storm Drain project under Section 3.c.(ii) of the Second Amendment to the Settlement/Development Agreement), plus all interest accumulated on such amount from July 1, 1987, to the date such funds are deposited into the escrow account (the "City Funds"). The escrow account shall be administered pursuant to escrow instructions letter which shall incorporate the following terms and conditions and otherwise be reasonably acceptable as to form by both parties.

                          The terms and conditions of the escrow shall be as
follows:

                          (i) CDC shall be responsible for paying all fees and expenses of the escrow agent.

                          (ii) CDC shall be entitled to all interest generated on the funds in the escrow account from the time of deposit until the funds in the account have been disbursed.

                          (iii)   Periodically during the course of
                                  constructing the Storm Drain, CDC shall be entitled to submit written statements to City and the escrow agent requesting progress payments upon the satisfactory completion of portions of the work. CDC will not submit more than one statement in any thirty day period. Each such statement shall be accompanied by a certified statement signed by a mutually agreed upon consulting engineer retained by CDC to verify the extent of the work performed and the compliance of the work with the approved plans. City shall request the District to verify whether the certified statement submitted by CDC's consulting engineer is acceptable and, if it is, shall so notify the escrow agent. If the District declines to assume this responsibility, the City Engineer shall do so. The approval of the City Engineer shall not be unreasonably withheld or delayed. If the City Engineer is responsible for reviewing such statements, approvals or disapprovals shall be given within fifteen (15) working days after delivery of each certified statement from CDC's consulting engineer, together with whatever supporting information may be reasonably requested by the City Engineer, and if the written request for approval contains a bold-face warning on the first page that if no reply is received within fifteen (15) working days after approval, approval will be deemed to have been given, and if no response from the City Engineer is received by CDC within such time, approval will be deemed to have been given. Upon approval either by the District or City, the City Engineer shall promptly so notify the escrow agent. Any disapproval of the City Engineer shall be in writing and shall state the reasons therefor in detail. No approval shall be deemed a waiver by the City (or the District) of any claims or rights against CDC if it is later discovered that the work has not in fact been completed according to the approved plans or in a workmanlike manner.

                          (iv) Upon receipt of notice from the District or the City Engineer, as applicable, that the work described in the request for payment has been satisfactorily completed, the escrow agent shall make a progress payment to CDC from the City Funds in an amount equal to a percentage of the estimated cost of that portion of the work which has been certified and approved as substantially complete less a retention of 10%. The percentage will be determined by dividing the amount of the City Funds by the amount of Estimated Cost, as the Estimated Cost may be adjusted from time to time. The escrow agent shall be instructed to pay to CDC the balance of the funds in the escrow account, including the 10% retention, five (5) days after all three of the following conditions have been satisfied: (a) a notice of completion has been recorded for the entire storm Drain, (b) the District (or the City, if applicable) has certified in writing that the storm Drain has been satisfactorily completed, and (c) the time for filing lien claims or stop notices has expired (or a sufficient sun is withheld or a bond is posted by CDC with the District or City, as applicable, to satisfy any claims that are pending).

                 3.02.5 Waiver of Fees. City shall waive all fees and charges which would otherwise be imposed on CDC in connection with its construction of the Storm Drain, but CDC shall reimburse City for all out-of-pocket costs incurred by City in reviewing plans and inspecting the work performed by CDC.

                 3.02.6 Master Plan Facilities Reimbursement Agreement. CDC shall cause Estrella to assign to CDC at the Closing Date all of Estrella's right, title, and interest under the Master Plan Facilities Reimbursement Agreement between Estrella and City dated December 21, 1983, and the provisions of paragraph 1 of said agreement (which relate in part to the Storm Drain) shall be terminated at such time.

         3.03 Traffic Improvements. CDC shall dedicate land, construct improvements, and/or pay fees as required to comply with the RCFPP, and shall otherwise be bound by the same.

CDC shall have the right to construct the traffic improvements located on the Property which are subject to the RCFPP, subject to city's reasonable approval which shall not be unreasonably withheld. If City desires to have any of such improvements constructed prior to the time that CDC is prepared to proceed, City shall have the right to do so.

         3.04 Affordable Housing. CDC shall construct multifamily Affordable Housing units in an amount equal to the sum of 174 plus 15% times the number of market rate residential units constructed on the Property. The City will not require a mix of rental units and for-sale units on the same Affordable Housing site.

         3.05 Park Improvements. As of the Effective Date, City is processing a Master Plan for the approximately 22-acre City park site which is located adjacent to the elementary school and proposed intermediate school site in the "Development Area" of the Forster Ranch (as defined in the Specific Plan) (hereinafter the "Forster Ranch Park Site") A copy of the draft Master Plan as recommended for approval by the City's Parks and Recreation Commission is attached hereto as Exhibit G. City shall exercise reasonable diligence to complete and approve the Forster Ranch Park Site Master Plan as soon as possible after the Effective Date.

         CDC agrees to contribute the sum of Three Million Dollars ($3,000,000), calculated as of the Effective Date of this Agreement and to be increased as provided hereinbelow, to the cost of planning, designing, and constructing improvements to the Forster Ranch Park Site in accordance with the City's approved Master Plan, as the same may be revised by City (after consulting with CDC) from time to time consistent with this Agreement. If the Capistrano Unified School District ("CUSD") acquires the approximately 14-acre parcel adjacent to the elementary school site which is a portion of Lot 35 of Tract 10417 (the "Intermediate School Site"), City may elect to require that a portion of CDC's contribution be expended on said property for the construction of the "Baseball Park" (as defined below), as shown on Exhibit G hereto; otherwise, the Baseball Park shall be constructed on the Forster Ranch Park Site.

         The unexpended portion of CDC's $3 million contribution shall be increased on each January 1 after the Effective Date during the term of this Agreement until the funds are actually expended or paid to the City in accordance with increases during the preceding year in the California Construction Cost Index published by the California Department of Transportation ("CalTrans") (or, in the event such index or publication is discontinued, another comparable index to be agreed upon by the parties); provided, however, that in no event shall the inflation factor for any calendar year commencing in 1990 and continuing through the term of this Agreement exceed the percentage derived by dividing the number of building permits for market-rate residential units issued for the Property in the preceding year by 1762 (the maximum number of market-rate residential units permitted hereunder).

         The plans and specifications for each improvement to be funded by CDC shall be prepared by a licensed and qualified landscape (or other qualified) architect selected and retained by CDC after consultation with the City and subject to City's reasonable approval with regard to (i) the identity of the architect, (ii) the scope of work, (iii) the schedule of performance, and (iv) the contract price. The architect shall be required to coordinate the preparation of the plans and specifications with City staff at all times to assure compliance with all City standards.

         CDC shall construct or cause to be constructed each of the park improvements through a licensed and responsible contractor selected and retained by CDC after consultation with City and subject to City's reasonable approval with regard to (i) the identity of the contractor and any subcontractors, (ii) the plans and specifications, (iii) the schedule of performance, (iv) the contract price, and (v) all change orders above a cumulative amount in excess of ten percent (10%) of the original approved contract price.

         It is understood and agreed that CDC may enter into contracts with contractors performing other work for CDC beyond this scope of this Section
3.05. In such event, CDC shall require each proposed contractor to separately bid the portion of its work within the scope of this Section 3.05 from the portion of its work outside the scope of this section 3.05, and City shall have the right to approve a fair and reasonable allocation of costs. In all circumstances, CDC agrees to act reasonably to have any work performed for CDC within the scope of this Section 3.05 completed at a reasonable cost, subject to the parties' mutual objective of having such work performed by contractors with a reputation for high quality, experience, and reliability. In no event shall CDC receive credit toward its financial contribution under this Section 3.05 for any management or developer's fee, overhead, staff time, or profit, by whatever name called.

         During the course of CDC's expenditure of funds eligible to be credited toward its financial contribution under this Section 3.05, but not more frequently than quarterly, CDC shall submit to the City Manager (or the City Manager's designee) an itemized statement, with such supporting information as the City Manager or his/her designee may reasonably require, documenting all of CDC's costs eligible to be credited under this Section 3.05.

         In lieu of any other obligations hereunder, CDC shall have the option to pay to City the funds required to be expended by CDC on or before the dates such expenditures are otherwise required to be made and, in such event, City agrees to deposit said funds in an interest-bearing special fund with interest earned to be credited to the fund and to exercise reasonable diligence to expend such funds solely for the planning, design, and construction of improvements to the Forster Ranch Park Site (and, if the Baseball Park is constructed on the adjacent 14-acre CUSD site, that property) in accordance with the approved Master Plan.

         CDC shall make its financial contribution to the Forster Ranch Park Site park improvements at the following times:

                          (i) Baseball Park and Phase 1 Park Improvements. CDC shall commence construction of the Baseball Park and "Phase 1 Park Improvements" (as defined below) no later than six (6) months after CDC commences grading in the area included in the first final map under Revised Tentative Map 12895, provided that if CUSD has not acquired the Intermediate School Site by that time, or CUSD has not approved the construction of the Baseball Park on the Intermediate School Site, or CUSD and City have not entered into a joint use agreement for the Baseball Park, City may elect either to have CDC defer construction of the Baseball Park until such conditions are satisfied or to amend the Forster Ranch

                                  Park Site Master Plan to include the Baseball Park and thereafter to have CDC construct the Baseball Park thereon. Once construction is commenced, it shall be diligently pursued to completion, and the construction contract(s) shall provide for a completion date for all improvements, including landscaping, no later than one hundred eighty (180) days thereafter.

                                        As used herein, the term "Baseball
                                  Park" shall mean the field and such related improvements approved as a part of the Forster Ranch Park Site Master Plan. As used herein, the term "Phase 1 Park Improvements" shall mean the following for the entire Forster Ranch Park Site (including the Baseball Park to the extent applicable and not provided for in the preceding sentence): finish grading (except for any buildings or other structures not included in Phase 1), installation of irrigation systems, full grass and landscaping improvements, restroom facilities, benches, picnic tables, barbeque grills, lighting, and parking lot and driveway paving and striping. In no event shall CDC be required to expend more than Six Hundred Seventy Thousand Dollars ($670,000.00) for the Baseball Park and Phase 1 Park Improvements (with such principal sum to be inflated as provided in the third paragraph of this Section 3.05).

                          (ii) Subsequent Phases of Improvements. After the Baseball Park and the Phase 1 Park Improvements are completed, CDC shall not be required to make any further contribution to the cost of planning, designing, or constructing improvements on the Forster Ranch Park Site until the issuance of the three hundred and ninetieth (390th) building permit for a market-rate residential unit on the Property. Thereafter, upon the issuance of the 390th and all additional residential building permits for market-rate units on the Property, CDC shall expend or deposit into an escrow or trust approved by City additional funds for park improvements in an amount equal to

                                  $1,697.01 per unit, adjusted for inflation as provided herein. Such funds shall be allocated to park improvements designated on the Master Plan for the Forster Ranch Park Site, as the same may be amended by City from time to time in accordance with this Agreement, in the order determined by City. In the event the amount required to be expended by CDC as provided in this subparagraph (ii) is at any time less than the amount reasonably determined by the parties to be necessary to fund the next park improvement desired by City, the funds shall be deposited into an escrow or trust account. The escrow or trust account shall be an interest-bearing account with interest earnings to be utilized for the same purpose as the principal, but interest earnings shall not be credited against future expenditure obligations by CDC hereunder. CDC shall pay all costs for establishing and administering the escrow or trust account.

                (iii) Prepayment. CDC shall have the right, but not the obligation, from time to time to expend more than the minimum amounts required hereunder, and in such event the excess shall, at the option of CDC, be credited against its next required expenditure.

         3.06 Development Fees and Taxes. CDC's obligations to pay certain described fees and taxes relating to development of the Property are limited as set forth in Sections 3.06.1 through 3.06.3 below.

                3.06.1 Planned Drainage Facilities Fee. Construction of the Storm Drain under Section 3.02 shall constitute full and complete satisfaction of any obligation of CDC to pay Planned Drainage Facilities Fees or other drainage-related fees or otherwise mitigate any downstream drainage impacts which may be caused by development of that portion of the Property within the Prima Deshecha Drainage Basin. Nothing in this Section 3.06.1 is intended to limit or restrict City's authority to require CDC to construct storm drainage improvements on the Property required to satisfy applicable (City requirements and nothing contained herein is intended to limit or restrict City's authority with regard to CDC's obligation to pay fees, construct improvements, or both for that portion of the Property located outside the Prima Deshecha Drainage Basin.

                 3.06.2 Sanitary Sewer Connection Fees. City acknowledges that pursuant to Section 8.4 of that certain Agreement for Construction of Wastewater Treatment Facilities dated October 3, 1984, the formation of an assessment district including the Property, the sale of assessment district bonds to finance the refurbishment and expansion of the City wastewater treatment facility and related improvements, the levy of assessments on the separate parcels comprising the Property, and the timely payment of such assessments shall constitute full and complete satisfaction of any obligation of CDC to pay any sanitary sewer connection fees or other fees for construction of and connection to such treatment facility, and of any obligation of CDC to construct any reclaimed water facilities on the Property (except under Section
8.6 of the October 3, 1984, agreement). Notwithstanding the foregoing, CDC acknowledges that if additional wastewater facility improvements are required in the future which are of benefit to the Property, or if any additional assessment must be imposed to complete the facilities covered by the October 3, 1984, Agreement for Construction of Wastewater Treatment Facilities, CDC will be obligated to pay its proportional share for the same. Nothing in this Agreement is intended to limit or restrict City's authority to impose sewer service charges on persons using City's wastewater treatment facilities.

                 3.06.3 Park Fees. CDC's obligation to pay any open space, park or recreation fee with respect to development of the Property shall be deemed satisfied by the previous dedications of parks and open space by Estrella to City and by CDC's timely compliance with its obligations under
Section 3.05 of this Agreement. Nothing in this Agreement shall be construed to limit City's authority to include any portion of the Property in an assessment district (including without limitation a district formed pursuant to the Landscaping and Lighting Act of 1972) or a community facilities district (including without limitation a district formed pursuant to the Mello-Roos Community Facilities Act of 1982) for the purpose of levying assessments or imposing taxes for the maintenance and operation of open space, parks, recreation areas, street lighting, or median landscaping, nor as a waiver by CDC of any right of protest or election with respect thereto.

                 3.06.4 Other Fees, Charges, and Taxes. Except as expressly specifically set forth in Sections 2.05.1(vi) and 3.06.1 through 3.06.3, inclusive, of this Agreement, nothing set forth herein is intended or shall be construed to limit or restrict City's authority to impose new fees, charges, assessments, or taxes for the development of the Property or to increase any existing fees, charges, assessments, or taxes, and nothing set forth herein is intended or shall be construed to limit or restrict whatever right CDC might otherwise have to challenge any fee, charge, assessment, or tax not in effect as of the Effective Date.

         3.07 Reservoir. CDC shall construct, at its sole cost and expense, an approximately 3,000,000 gallon water storage facility near Camino Vera Cruz and a water distribution system for the Property, all as set forth more fully in the City-approved Forster Ranch Master Water Plan prepared by Lowry and Associates dated June 1982 and supplemented by Madole and Associates' Forster Ranch Water Master Plan dated June 10, 1983. Upon completion of construction of the reservoir and the trunk line water distribution system to City's reasonable satisfaction, CDC shall offer to dedicate such facilities to City (with all necessary easements and rights-of-way) and City shall accept such offer of dedication.

         3.08 Option to City to Acquire Civic Center Site. Contingent upon the Closing, CDC grants to City and City accepts from CDC an option to acquire an approximately 7-acre site in Planning Area 15 (as depicted in the Specific
Plan) on the southwest side of the future extension of Avenida La Pata (hereinafter the "Civic Center Site"), subject to the terms and conditions set forth in this Section 3.08.

                3.08.1 Determination of Boundaries. The Civic Center Site shall be located entirely within the portion of the Property designated in Exhibit H to this Agreement. The precise size and configuration of the Civic Center Site shall be as reasonably determined by City, provided that the size of the Civic Center Site shall not exceed seven (7) buildable acres of land area without CDC's consent and the configuration of the Civic Center Site shall not deprive any other legal lot within the balance of the Property of legal access to a public street or road. City shall be responsible for the cost of any boundary survey required to precisely designate the Civic Center Site. City shall, at its sole expense, satisfy all requirements of the Subdivision Map Act and City's local subdivision ordinance arising in connection with the creation of the Civic Center Site as a legal lot.

                 3.08.2 Option Fee and Purchase Price. CDC's granting of the option referenced in this Section 3.08 shall be in consideration of City's performance of its obligations set forth in this Agreement. City shall not be required to pay any option fee or consideration or purchase price for the Civic Center Site, other than the miscellaneous costs and expenses related to the conveyance which are City's responsibility as specifically set forth in this
Section 3.08.

                 3.08.3 Option Period. City shall have the right to exercise its option to acquire the Civic Center Site at any time during the term of this Agreement commencing with the date that is four (4) years after the Effective Date, provided, however, that, subject to Section 3.08.9 below, if at any time after the fourth anniversary of the Effective Date CDC determines in its sole discretion that City's unexercised option is adversely affecting CDC's plans for the use, development, or sale of any of the property included within Exhibit H to this Agreement, CDC shall have the right to provide written notice to City that the option must be exercised by City (if at all) within one
(1) year of City's receipt of such notice and if City does not exercise the option within said one (1) year period, the option shall automatically terminate at that time, unless CDC agrees in writing to extend the option for an additional period of time, which extension CDC may grant or withhold in its sole discretion.

                 3.08.4 Manner of Exercise of Option. City shall exercise its option to acquire the Civic Center Site by delivering to CDC written notice of City's intention to do so. Within ten (10) days after City delivers such notice to CDC, City and CDC shall open an escrow for the conveyance with a title company selected by CDC and subject to City's reasonable approval. The escrow instructions for the conveyance shall be consistent with this Section 3.08. City and CDC agree to execute such additional instructions as may be reasonably required by the escrow agent in order to accomplish the purposes of this
Section 3.08 and close the escrow; provided, however, that in the event of any conflicts between the standard printed form escrow instructions of the escrow agent and the provisions of this Section 3.08, the provisions of this
Section 3.08 shall prevail.

                 3.08.5 Condition of Title. CDC shall convey title to the Civic Center Site by grant deed. CDC shall convey and City shall accept fee simple merchantable title to the Civic Center Site free and clear of all recorded and unrecorded monetary liens. CDC further agrees to convey the Civic Center Site free and clear of all recorded and unrecorded non-monetary lions, encumbrances, easements, leases, covenants, conditions, restrictions, and other exceptions to or defects in title (collectively, "Title Exceptions"), excepting only (i) those Title Exceptions City determines in its reasonable discretion do not interfere with City's planned development and use of the Civic Center Site,
(ii) Title Exceptions existing at the Closing, and (iii) Title Exceptions created after the Closing which are not a result of any act or omission by CDC. CDC represents to City that as of the Effective Date CDC has no knowledge of the existence of any unrecorded Title Exceptions which may affect the Civic Center Site other than as may have been disclosed in writing to City prior to the Effective Date.

         At CDC's option, the grant deed conveying the Civic Center Site to City shall contain a power of termination meeting the requirements of Chapter 5 (commencing with Section 885.010) of Title 5 of Part 2 of Division 2. of the California Civil Code exercisable by CDC as to any portion of the Civic Center Site that is used for purposes other than construction, maintenance, and operation of public uses (including without limitation a city hall, community center, library, police station, fire station, and related landscaped open areas).

                 3.08.6 Escrow Fees and Closing Costs. City shall pay all of the escrow fees and closing costs incurred for the conveyance of the Civic Center Site, except that CDC shall pay any property taxes and assessments (which shall be prorated at close of escrow), or cause a reallocation of same to some or all of the balance of the Property, and all costs required to place title in the condition referenced in the first paragraph of Section 3.08.5. If City desires to obtain a policy of title insurance, City shall pay the premium therefor. CDC and City hereby warrant and represent to one another that neither party has engaged the services of a broker or finder in this transaction, and each agrees to indemnify, defend, and hold the other harmless from and against any claims, liabilities, or losses arising out of a breach of such warranty and representation.

                 3.08.7 Right of Entry. Between the Effective Date of this Agreement and the close of escrow or earlier termination of City's option to acquire the Civic Center Site, CDC hereby grants to City and its authorized agents a non-exclusive irrevocable license to enter onto the Civic Center Site and adjacent portions of the Property for the purpose of conducting soils tests and engineering and boundary surveys and other investigations related to city's intended use of the Civic Center Site, provided that City shall notify CDC in writing prior to such entry. City agrees to indemnify, defend, and hold harmless CDC and the Property from and against any and all claims, liabilities, and losses arising from City's activities, including those of its agents and contractors, as provided for under this
Section 3.08.7, including but not limited to mechanic's liens. City agrees to bear all costs in connection with such work.

                 3.08.8 Physical Condition of the Civic Center Site. CDC shall be responsible for rough grading the Civic Center Site to within a tolerance of +/- one foot, in accordance with the rough grading plan to be prepared and approved as set forth in this Section 3.08.8.

                 Upon City's written request (which request may occur prior or subsequent to City's exercise of its option as provided herein), CDC shall prepare a rough grading plan for the Civic Center Site reflecting a "sheet graded" configuration. Said rough grading plan shall be prepared in cooperation with City and shall be submitted to and approved by City.

                 Subject to the next paragraph hereinbelow, CDC shall commence rough grading on the Civic Center Site within thirty (30) days after the later of the following dates: (i) the date that City exercises its option to acquire the Civic

Center Site, and (ii) the date that City approves the rough grading plan for the Civic Center Site. Once grading is commenced, it shall be diligently pursued to completion and, except in the event of a delay entitling CDC to an extension of time to perform under Section 6.02.2 of this Agreement, the grading shall be completed within sixty (60) days after it is commenced. CDC shall comply with all applicable City ordinances in connection with such grading.

                 Notwithstanding the foregoing, in the event that the Civic Center Site is located adjacent to Planning Area 1 of the Rancho San Clemente property and at the time the grading would otherwise be required to commence hereunder, City has not yet acquired the adjacent property in Rancho San Clemente Planning Area 1 which City needs to acquire to create a complete civic center complex, CDC's obligation to commence rough grading the Civic Center Site shall be extended for a reasonable period of time to avoid the need for extensive corrective grading operations off of the Property. City's election to close escrow on the Civic Center Site prior to CDC's completion of rough grading shall not be deemed a waiver of City's right to require such rough grading to be performed at a later date, including, if the grading is to be deferred until City acquires adjacent property in Rancho San Clemente Planning Area 1, at the time such adjacent property is acquired.

                 CDC warrants and represents (which warranty and representation shall survive the close of escrow) that it has no actual knowledge of the presence of any hazardous or toxic substances or materials within the portion of the Property designated on Exhibit H to this Agreement. CDC shall indemnify, defend, and hold City harmless from any claims, liabilities, or losses incurred by City arising out of CDC's violation of this limited warranty and representation. Otherwise, CDC makes no warranty, express or implied, regarding the physical condition of the Civic Center Site and, except for CDC's obligation to deliver the Civic Center Site in a. rough graded condition in accordance with the approved grading plan, as referenced herein, City shall accept the Civic Center Site in an "as is" physical condition.

                 3.08.9 Close of Escrow. Escrow shall close sixty (60) days after the opening of escrow; provided, however, that City shall have the right to extend the closing date to a date not later than fifteen (15) days after CDC satisfactorily completes the rough grading of the Civic Center Site in accordance with Section 3.08.8 herein, and in the event such an extension is made, the Option Period referenced in Section 3.08.3 shall be extended until the escrow is closed.

                 3.08.10 Wastewater Treatment Capacity. City agrees that the Property shall not be assessed for any wastewater treatment capacity used for the Civic Center Site (after City acquires the same), and that the wastewater treatment capacity for the Civic Center Site shall be allocated to the City's share, rather than Estrella's, CDC'S, or the Property's share, under Article IX of the October 3, 1984, Agreement for Construction of Wastewater Treatment Facilities.

                                   ARTICLE 4

                                 IMPLEMENTATION

         4.01 Processing and Approvals. During the term of this Agreement, City shall process all of CDC's applications for development projects on the Property (including without limitation general plans, specific plans, zone changes, tentative tract maps, site plan reviews, conditional use permits, and variances) within the times set forth in the Permit Streamlining Act (Chapter
4.5 (commencing with Section 65920) of Division 1 of Title 7 of the California Government Code), the Subdivision Map Act (Division 2 (commencing with Section 66410) of Title 7 of the California Government Code), and other applicable provisions of law, as the same may be amended from time to time. In addition, to the extent City can do so with its limited resources and without illegally discriminating against other applicants, City shall exercise reasonable diligence to expedite the processing of CDC's permit applications for development projects on the Property in shorter periods of time. In no event shall City disapprove, condition, or delay the processing of any development project proposed by CDC on the Property for reasons inconsistent with the express provisions of this Agreement.

         With respect to applications by CDC for tentative subdivision maps for portions of the Property, City agrees that CDC may file and process vesting tentative maps in accordance with Chapter 4.5 (commencing with Section 66498.1) of Division 2 of Title 7 of the California Government Code and the applicable provisions of City's subdivision ordinance, as the same may be amended from time to time. With respect to meeting any requirements of the California Environmental Quality Act (Division 13 (commencing with Section 21000) of the Public Resources Code) ("CEQA"), CDC shall provide all information required of it and pay for any necessary studies and reports, and City shall process such matters in accordance with the preceding paragraph and, to the extent permitted by CEQA, shall use and adopt existing environmental reports and studies without requiring new or supplemental environmental documentation.

         If City is unable to timely process any of CDC's permit applications for development projects, upon request by CDC, City will consider engaging outside consultants to aid in such processing, provided that CDC shall be required to advance all charges to be incurred by City for such outside consultants.

         4.02 Conditions of Approval Regarding Specific Plan. With respect to the Conditions of Approval for the Specific Plan, City acknowledges that Conditions 13 (Back Country Trails Study) and 34 (Beach Parking Study), except the last sentence, have been satisfied, and Condition 2 (water reclamation) is not applicable to the Property as now proposed for development in accordance with the Specific Plan. City further acknowledges that Condition 8 (update of Water, Sewer, and Drainage Master Plans) shall be limited to necessary updating of existing plan(s). City acknowledges that Condition 10 (Traffic Study), 28 (freeway interchange), and 29 (Avenida La Pata extension) will be implemented by way of CDC's compliance with the RCFPP.

         4.03 Tentative Map Extensions. If final maps are not recorded for all the property comprising Revised Tentative Map 12895 before such tentative map would otherwise expire, the term of such tentative map shall be extended for the term of this Agreement.

         4.04 Other Governmental Permits. Provided that CDC will pay the reasonable cost of such cooperation, after City has approved the development of any portion of the Property, City shall cooperate with CDC in its efforts to obtain such additional permits and approvals as may be required by any other governmental or quasi-governmental agencies having jurisdiction over the Property which permits and approvals are consistent with City's approval and which are consistent with applicable regulatory requirements.

                                   ARTICLE 5

                             AMENDMENT OF AGREEMENT

         This Agreement may not be amended except by a writing executed by City and CDC, after City has complied with any public notice and hearing requirements which may be a prerequisite to such amendment.

                                   ARTICLE 6

                      ANNUAL REVIEW; DEFAULT; TERMINATION

         6.01 Annual Review. City shall review the good faith compliance of CDC with the terms of this Agreement at the first City Council meeting of February 1990 and at the same time each year thereafter during the term of this Agreement (the "Annual Review"). The Annual Review shall be conducted in accordance with Article 6 of City's regulations for consideration of development agreements approved by Resolution No. 46-81 on June 17, 1981, as the same may be amended from time to time. City shall provide CDC, at least ten
(10) business days before the Annual Review, with a copy of all final public staff reports and, to the extent practical, related exhibits, as well as any proposed determinations concerning CDC's performance under this

Agreement. At the conclusion of the Annual Review meeting, City shall make written findings and determinations, on the basis of substantial evidence, whether CDC has complied in good faith with the terms and conditions of this Agreement. If City finds and determines that CDC has not complied with such terms and conditions, City shall provide CDC with written notice and an opportunity to cure as set forth in Section 6.02.1, and if CDC fails to cure the default within the time period provided therein, City may terminate or modify this Agreement by giving CDC notice of its intention to do so in the manner set forth in Government Code Sections 65867 and 65868, as the same may be amended from time to time. In no event shall City's failure to conduct a timely Annual Review or failure to notify CDC of any default under this Agreement be deemed a waiver of City's rights with respect to such default. Nothing set forth in this Section 6.01 is intended to limit City's rights to pursue any of its remedies under Section 6.02 outside the Annual Review process.

         6.02    Default.

                 6.02.1 Default. Neither party shall be in default of this Agreement unless it receives written notice of an event of default from the non-defaulting party and the defaulting party fails to cure such event of default within thirty (30) days after such written notice, or if such event of default requires more than thirty (30) days to cure, such additional period as may be appropriate, provided the defaulting party diligently prosecutes such cure to completion. Such notice shall specify the nature of the alleged default and the manner in which the default may be satisfactorily cured. If the defaulting party fails to cure the event of default as provided herein, the non-defaulting party may pursue the remedies set forth in Section 6.02.4.

                 6.02.2 Force Majeure. If any performance by CDC or the City under this Agreement is delayed because of war, strike, walkout, flood, earthquake, fire, casualty, act of God, or other cause not within the reasonable control of CDC or the City, as the case may be, the time to perform shall be automatically extended by the period of such delay. In no event shall adverse market or financial conditions or financial ability of a party constitute an event of force majeure extending the times for such party's performance hereunder. In addition, in no event shall the term of this Agreement set forth in Section 7.01 herein be extended by an event of force majeure.

                 6.02.3 No Obligation to Develop. It is understood that CDC's development of the Property depends on a number of factors including, but not necessarily limited to, the housing market, the availability of financing, and the general economic climate of the area. Nothing in this Agreement shall be construed as requiring CDC to develop the

Property, and any failure to develop the Property shall not be deemed a default of CDC under this Agreement.

                 6.02.4 Remedies. In the event of a material default, either party may institute legal action to cure, correct, or remedy such default, enjoin any threatened or attempted violation, or enforce the terms of this Agreement by specific performance. Furthermore, City, in addition to or as an alternative to exercising the remedies set forth in this Section 6.02.4, in the event of a material default by CDC, may terminate or modify this Agreement in accordance with Section 6.01 or give notice of its intent to terminate or modify this Agreement pursuant to the Development Agreement Statute, in which latter event the matter shall be scheduled for consideration by the City Council at a noticed public hearing within thirty (30) calendar days after delivery of such notice of intent to terminate in the manner set forth in Government Code Sections 65865, 65867, and 65868, as the same may be amended from time to time. In no event shall CDC have the right to sue City for damages arising out of City's default under this Agreement, the parties agreeing that declaratory and injunctive relief, mandate, and specific performance shall be CDC's sole and exclusive judicial remedies.


          6.03 Termination. If title to the Property has not vested in CDC on or before March 31, 1989, either party shall have the right to terminate this Agreement upon thirty (30) days' written notice to the other; provided, however, that if either party notifies the other of its intent to terminate this Agreement and CDC acquires title to the Property before the expiration of the 30-day period, the Agreement shall continue in force and effect. In the event this Agreement is terminated pursuant to this Section 6.03, neither party shall have any rights or obligations hereunder.

                                   ARTICLE 7

                                 MISCELLANEOUS

         7.01 Term. The term of this Agreement shall commence on the Effective Date, and shall expire on the earliest of the following dates: (i) the 15th anniversary of the Effective Date; (ii) the applicable date set forth in the last sentence of Section 2.06.1; (iii) the applicable date set forth in the last paragraph of Section 3.02.1; and (iv) the applicable date set forth in
Section 6.03.

         7.02 Settlement/Development Agreement. This Agreement supersedes the Settlement/Development Agreement with respect to the Property, and City and CDC mutually agree that notwithstanding any provision in the Settlement/Development Agreement to the contrary, neither City nor CDC shall have any obligations under the Settlement/Development Agreement.

         7.03 Transfer of Property. If all or any of the Property is transferred by CDC to any person or entity (the "Transferred Property"), the transferee shall succeed to all of CDC's rights under this Agreement as they affect the right to proceed with development of the Transferred Property, and the transferee shall automatically assume all obligations of CDC hereunder which relate to the Transferred Property. Furthermore, unless CDC is released in writing by City, a transfer of all or any part of the Property to any other person or entity shall not release CDC from any obligation hereunder. Individual home buyers shall have no rights or obligations hereunder.

         In the event CDC or the owner of the Transferred Property develops or attempts to develop or use its portion of the Property in a manner inconsistent with the terms of this Agreement, such default shall not constitute a default by the owner of any other portion of the Property hereunder (including but not limited to CDC) and shall not entitle City to terminate or modify this Agreement with respect to such other portion of the Property.

         Except as expressly provided herein, this Agreement shall run with the land and be binding upon, and inure to the benefit of, all of the successors and assigns of CDC with respect to all or any portion of the Property.

         7.04    Mortgagee Rights.

                 7.04.1 Definition of Mortgagee. As used in this Agreement, "Mortgagee" shall include the holder of any mortgage or the beneficiary of any deed of trust covering all or part of the Property or any successor or assignee of any such mortgage holder or beneficiary, provided such mortgage holder or beneficiary has delivered written notice to the City stating its desire to receive notices of default under this Section 7.04.

                 7.04.2 Default Rights. City shall notify any Mortgagee of any event of default by CDC under this Agreement and shall provide any such Mortgagee the same opportunity to cure such event of default as is provided to CDC under this Agreement. Failure to so notify any Mortgagee shall incur no liability as to City, provided that this Agreement shall not be terminated by City as to any Mortgagee to whom notice is given and which cures any default by CDC involving the payment of money within sixty (60) days after the notice of default or, as to defaults requiring title or possession of the Property (or portion thereof) to effectuate such cure, if (i) the Mortgagee agrees in writing, within ninety (90) days after the written notice of default, to perform all CDC's obligations under this Agreement conditioned upon such Mortgagee's acquisition of the Property or portion thereof by foreclosure (including a trustee's sale) or by a deed in lieu of foreclosure, and (ii) the Mortgagee commences foreclosure proceedings to reacquire title to the Property or portion thereof within said ninety (90) days and thereafter diligently pursues such foreclosure to completion, and (iii) the Mortgagee promptly and diligently cures such default after obtaining title or possession. Subject to the foregoing, in the event any Mortgagee records a notice of default as to its mortgage or deed of trust, City shall consent to the assignment of all of CDC's rights and obligations under this Agreement to the Mortgagee or to any purchaser of CDC's interest at a foreclosure or trustee's sale and CDC shall remain liable for such obligations unless released by City in accordance with
Section 7.03.

         7.05 Cascadita Landslide. City acknowledges and agrees that CDC shall not be obligated to make any contribution or otherwise bear any portion of the cost of the repair of the Cascadita landslide based upon CDC's acquisition, ownership, or development of the Property or its construction of the Storm Drain.

         7.06 Notice. Every notice, demand, request, designation, consent, approval, or other document or instrument delivered pursuant to this Agreement shall be in writing, and shall be either personally delivered, sent by Federal Express or other reputable overnight courier, sent by facsimile transmission with the original subsequently delivered by other means, or sent by registered or certified United States mail, postage prepaid, return receipt requested, to the addresses set forth below, or to such other address as a party may designate from time to time:

         To CDC:          Centex Development Company, L.P.

                          San Clemente, CA 92672
                          Attn: Ronald M. Brent

         With cc to:      Raymond G. Smerge
                          Post Office Box 19000
                          3333 Lee Parkway, Suite 1200
                          Dallas, TX 75219
                                   Telephone: (214) 559-6530
                                   FAX: (214) 522-7568

         To City:         City of San Clemente
                          City Hall, 100 Avenida Presidio
                          San Clemente, CA 92672
                          Attn: City Manager
                                   Telephone: (714) 361-8322

         With cc to:      Jeffrey M. Oderman, Esq.
                          Rutan & Tucker
                          611 Anton Blvd., Suite 1400
                          Costa Mesa, CA 92626
                                   Telephone: (714) 641-5100
                                   FAX: (714) 546-9035

         Written notices served by registered or certified mail shall be deemed delivered forty-eight (48) hours after the date mailed. Other notices shall be effective upon delivery.

         7.07 Parties In Interest. This Agreement and all of its terms, conditions, and provisions are entered into only for the benefit of the parties executing this Agreement (and any successors in interest), and not for the benefit of any other individual or entity.

         7.08 No Partnership. The parties to this Agreement renounce the existence of any form of joint venture or partnership between them and agree that nothing contained in this Agreement or in any document executed in connection with this Agreement shall be construed as making the parties joint venturers or partners.

         7.09 Cooperation in the Event of Legal Challenge. In the event of any legal action instituted by any third party challenging the validity or enforceability of any provision of this Agreement, the parties hereby agree to cooperate in defending said action as set forth in this Section 7.09.

         City shall have the right to defend such action.   City shall have no
obligation to defend any such action, except that if CDC timely provides City with written notice that CDC has elected to defend the action City shall not allow any default or judgment to be taken against it and shall not enter into any settlement or compromise of any claim which has the effect, directly or indirectly, of prohibiting, preventing, delaying, or further conditioning or impairing CDC's rights hereunder. In addition, if CDC elects to defend the action City shall provide reasonable assistance to CDC, such assistance to include (i) making available upon reasonable notice, and at no cost to CDC, City officials and employees who are or may be witnesses in such action, and
(ii) provision of other information within the custody or control of City that is relevant to the subject matter of the action.

         CDC shall have the right, but not the obligation, to defend any such action. If CDC defends any such action, it shall indemnify, defend, and hold harmless City from and against any claims, losses, or liabilities assessed or awarded against City by way of judgment, settlement, or stipulation. If CDC does not defend any such action, CDC shall have no responsibility for the payment or defense of any claims, losses, or liabilities incurred by or filed against City.

         7.10 Entire Agreement; Recordation. This Agreement consists of sixty-five (65) pages and nine (9) exhibits, which constitute the entire understanding and agreement of the parties.

         This Agreement integrates all of the terms and conditions mentioned herein or incidental hereto, and supersedes all negotiations or previous agreements between the parties with respect to all or any part of the subject matter hereof. All waivers of the provisions of this Agreement shall be in writing and signed by the appropriate authorities of City and CDC. This Agreement shall be recorded against the Property, at CDC's expense, at the Closing immediately following recordation of the grant deed or deeds conveying the Property to CDC and prior to any monetary lien, or any other encumbrance, covenant, or restriction, which lien, encumbrance, covenant, or restriction is placed on the Property at Closing.

         7.11 Severability. If any term, provision, covenant, or condition of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions of this Agreement shall continue in full force and effect, unless the rights and obligations of one or both parties have been materially altered or abridged by such holding.

         7.12 Successors and Assigns; Survival of Representations, Warranties, and Indemnity Obligations. This Agreement shall bind and inure to the benefit of the successors and assigns of the parties hereto. Any representations and warranties made by a party in this Agreement and any indemnity obligations of a party which are set forth herein shall survive the Closing, the close of escrow referenced in Section 3.08 (as applicable), and the termination of this Agreement.

         7.13 Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State of California.

         7.14 Attorney's Fees. In the event of any legal action for enforcement of any of the terms or conditions of this Agreement, the prevailing party in such action shall be entitled to recover its reasonable costs and expenses, including without limitation reasonable attorney's fees and costs. Attorney's fees shall include attorney's fees on any appeal, and in addition a party entitled to attorney's fees shall be entitled to all other reasonable costs for investigating such action, taking depositions and discovery, and all other necessary costs incurred in the litigation. All such fees shall be deemed to have accrued on commencement of such action and shall be enforceable whether or not such action is prosecuted to a final judgment.

         7.15 Estoppel Certificates. Upon written request of either party directed to the other, the party requested shall promptly furnish to the other (at the expense of the requesting party) a written statement certifying that
(a) this Agreement, subject to any amendments that may have been duly adopted, is in full force and effect and binding on the parties in accordance with its terms, and (b) to the best of the certifying party's knowledge, the other party is not in default under this Agreement (except to the extent any defaults are known to exist in which case they shall be listed). Any third party shall be entitled to rely on the certificate.

         7.16 Reasonableness. Each of the parties, and their agents, employees, attorneys, and consultants, shall act reasonably in exercising any rights or taking any actions pursuant to this Agreement.

         IN WITNESS WHEREOF, the parties have entered into this Development Agreement as of the date first written above.

                                  CITY OF SAN CLEMENTE,
                                  a municipal corporation


                                  By /s/ BRIAN J. RICE
                                           Mayor
ATTEST:

/s/ MEJINA ERWAY
City Clerk

APPROVED AS TO FORM:

By JOHNNY M. ODERMAN
   City Attorney

                                  CENTEX DEVELOPMENT COMPANY,
                                  L.P., a Delaware limited
                                  partnership

                                  By: Centex Real Estate Corporation,
                                      Managing Agent

                                  By /s/ RONALD M. BRENT
                                     Ronald M. Brent,
                                     Division Vice President

         IN WITNESS WHEREOF, the parties have entered into this Development Agreement as of the date first written above.

                                  CITY OF SAN CLEMENTE,
                                  a municipal corporation


                                  By /s/ BRIAN J. RICE
                                           Mayor
         ATTEST:



(Public Agency Form of Acknowledgement)

STATE OF CALIFORNIA               )
COUNTY OF ORANGE                  )        SS.
CITY OF SAN CLEMENTE              )

On this 29 day of March, in the year 1989, before me, Brian J. Rice personally appeared, known to me to be Mayor of the City of San Clemente (name of the public corporation, agency, or political subdivision) and known to me to be the person who executed the within instrument on behalf of said public corporation, agency, or political subdivision, and acknowledged to me that such municipality (public corporation, agency, or political subdivision) executed the same.


                                           /s/ MEJINA ERWAY
                                           City Clerk

STATE OF CALIFORNIA       )
                          )       SS.
COUNTY OF ORANGE          )


On March 16, 1989, before me, the undersigned, a Notary Public in and for said State, personally appeared Ronald M. Brent, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person who executed the within instrument as Division Vice President, on behalf of Centex Real Estate Corporation, the corporation therein named, and acknowledged to me that said corporation executed the within instrument pursuant to its by-laws or a resolution of its board of directors, said corporation being known to me to be the Managing Agent of Centex Dev. Co., L.P., the limited partnership that executed the within instrument, and acknowledged to me that such corporation executed the same as such agent and that such partnership executed the same.

WITNESS my hand and official seal.         (Official Seal)
                                           VINCY VAN VALKENBURG
Signature /s/ VINCY VAN VALKENBURG         NOTARY PUBLIC - CALIFORNIA
                                           CONTRA COSTA COUNTY
                                           My Comm. Expires Sept 25, 1992

                                          (This area for official notarial seal)